Exhibit 15.1

Coronado Global Resources Inc.

Level 33, Central Plaza One

345 Queen Street

Brisbane, Queensland, Australia 4000

To the Board of Directors and Stockholders of Coronado Global Resources Inc.

We are aware of the incorporation by reference in this Registration Statement on Form S-3 of Coronado Global Resources Inc. (the “Company”) for the registration of common stock, CHESS Depositary Interests, each representing 1/10th of a share of common stock, preferred stock, depositary shares, warrants, subscription rights and debt securities, as well as units that include any of these securities, of our reports dated May 8, 2020 and August 10, 2020 relating to the unaudited condensed consolidated interim financial statements of the Company that are included in its Form 10-Q for the quarterly periods ended March 31, 2020 and June 30, 2020, respectively.

Yours sincerely

/s/ Ernst & Young

Ernst & Young
Brisbane, Australia
September 21, 2020